

07004975

SECL SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ancora Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 300
(No. and Street)

Cleveland	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Zucker (216) 825-4002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd. fka Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)



SEC MAIL
RECEIVED
MAR 0 1 2007
WASH, D.C.
185

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Chris Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ancora Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

Notary Public

DAVID W. KUHR
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 4-14-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCORA SECURITIES, INC.

DECEMBER 31, 2006

TABLE OF CONTENTS



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
ANCORA SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ancora Securities, Inc. as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ancora Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 23, 2007
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 33,981
Commissions receivable from clearing broker and other broker-dealers	211,263
Other receivables	893
Marketable securities owned – At market value	345,017
Other assets	13,020
Deferred tax asset	3,000
	$ 607,174

LIABILITIES

Accounts payable and accrued expenses	$ 104,593
Commitment	

SHAREHOLDER'S EQUITY

Common stock, Class A, no par value, 12,500 shares authorized, 1,915 shares issued and outstanding	1,237
Common stock, Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Paid-in capital	1,119,142
Deficit	(618,798)
	502,581
	$ 607,174

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commissions	$ 3,447,266
Interest and dividends	30,537
Mutual fund fees	550,017
Other	81,906
	4,109,726
EXPENSES	
Clearing expense	1,493,077
Payroll and benefits related expenses	556,168
Commissions	243,929
Communications and data processing	183,696
Occupancy	86,608
Office expenses	35,755
Professional expenses	16,273
Interest expense	7,562
Other expenses	41,543
	2,664,611
INCOME BEFORE INCOME TAXES	1,445,115
PROVISION FOR INCOME TAXES	
Current	607,403
Deferred	5,000
	612,403
NET INCOME	$ 832,712

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK CLASS A	COMMON STOCK CLASS B	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE – JANUARY 1, 2006	$ 1,237	$ 1,000	$1,119,142	$ (29,303)	$1,092,076
DIVIDENDS PAID				(1,422,207)	(1,422,207)
NET INCOME				832,712	832,712
BALANCE – DECEMBER 31, 2006	$ 1,237	$ 1,000	$1,119,142	$ (618,798)	$ 502,581

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 832,712
Adjustments to reconcile net income to net cash provided from operating activities	
Deferred taxes	5,000
Increase (decrease) in cash from changes in operating activities:	
Commissions receivable from clearing broker and other broker-dealers	231,380
Other receivables	2,845
Marketable securities owned – Net	33,000
Other assets	(1,253)
Accounts payable and accrued expenses	(68,683)
Net cash provided from operating activities	1,035,001
CASH FLOW PROVIDED FROM INVESTING ACTIVITIES	
Decrease in due from shareholder	334,159
Collection of subordinated loan receivable	50,000
	384,159
CASH FLOW USED IN FINANCING ACTIVITY	
Dividends paid	(1,422,207)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,047)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	37,028
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 33,981
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 7,562
Taxes paid	$ 514,610

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Ancora Securities, Inc., a wholly-owned subsidiary of Ancora Capital, Inc. (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers (NASD) specializing in selling investment securities.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2006, all receivables were considered collectible and no allowance was necessary.

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

At December 31, 2006, temporary differences which give rise to deferred tax assets related primarily to the book versus tax treatment of unrealized gains and losses on investments. At December 31, 2006, there was no valuation allowance required against the deferred tax asset.

The Company files a consolidated tax return with the Parent; however, it is the Company's practice to record its income tax provision as if it were filing on a stand alone basis. An amount equal to the Company's income tax provision is paid to the Parent. During 2006, $597,973 was paid to the Parent.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. FASB Interpretation No. 48 is effective for fiscal periods beginning after December 15, 2006. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not to be sustained. Management of the Company is currently evaluating the impact that FASB Interpretation No. 48 will have on the Company's financial statements.

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2006, are cash and money market funds.

Marketable Securities - Owned

Marketable securities are carried at market value with unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself and other broker-dealers for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

NOTES TO THE FINANCIAL STATEMENTS

3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital may fluctuate on a daily basis. At December 31, 2006, Ancora Securities, Inc. had net capital of $434,139, which was $184,139 in excess of its required net capital of $250,000. Ancora Securities Inc.'s ratio of aggregate indebtedness to net capital was .24 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. MARKETABLE SECURITIES - OWNED

At December 31, 2006, marketable securities owned by the Company represented mutual funds and other securities at market value. Shares of stock in the Ancora Income Fund Class D (a fund of Ancora Trust, which is managed by Ancora Advisors LLC) comprised 99% of the Company's total investments at December 31, 2006.

The Company has $111,793 of these securities in a restricted account at December 31, 2006, which acts as a clearing deposit with the Company's clearing broker pursuant to its clearing agreement.

6. SHAREHOLDER'S EQUITY

The shareholder is entitled to one vote per share for Class A common stock and ten votes per share for Class B common stock.

7. RELATED PARTY TRANSACTIONS

Ancora Advisors LLC is a registered investment advisor with the Securities and Exchange Commission of the United States and is an affiliate of the Company due to common control. Certain accounts are clients of both the Company and Ancora Advisors LLC.

The Company also processes transactions with certain mutual funds and a hedge fund controlled by Ancora Trust and Ancora Advisors LLC, respectively. The Chairman of the Board of Trustees of Ancora Trust, and the majority shareholder of Ancora Advisors LLC, is the majority shareholder of the Parent. Portfolio transactions for these funds through the Company resulted in commissions of $87,336 for 2006. The Company also received service fees from these funds of $232,820 for 2006.

During 2006, the Parent repaid $334,159 to the Company for a non-interest bearing, unsecured receivable.

NOTES TO THE FINANCIAL STATEMENTS

8. COMMITMENT

The Company has a formal expense sharing agreement with the Parent. The agreement provides that certain non-regulatory expenses, such as occupancy costs, payroll, and office expenses be paid by the Parent on behalf of the Company. Payments are made to the Parent to cover these expenses monthly in the amount of $48,245. Payments to the Parent covered expenses totaling $687,157 in 2006.

9. NEW ACCOUNTING PRONOUNCEMENT

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosure about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosure about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the financial statements.

10. SUBSEQUENT EVENT

The NASD members have approved a change of by-laws that will enable the NASD to complete a proposed merger with the regulatory element of the New York Stock Exchange. Upon the official closing of this merger, it is currently proposed that all NASD member firms, including the Company, will receive a special one-time distribution currently estimated to be $35,000.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

NET CAPITAL	
Total shareholder's equity	$ 502,581
Less: Non-allowable assets:	
Other assets	13,020
Deferred tax asset	3,000
	16,020
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	486,561
Haircuts on securities	52,422
NET CAPITAL	$ 434,139
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 104,593
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 6,973
MINIMUM REQUIRED NET CAPITAL	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 184,139
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.24 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2006 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	December 31, 2006
Net capital, as reported in Company's Form X-17a-5, Part IIA,	$ 434,139
Net audit adjustments	
Provision for income taxes	(97,793)
Dividends	92,793
Non-allowable deferred tax asset	5,000
Net capital, as reported in Schedule I	$ 434,139

SCHEDULES II AND III – COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
ANCORA SECURITIES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Ancora Securities, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 23, 2007
Westlake, Ohio

END